UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Blue Bird Corporation

(Name of Issuer)

Common Stock par value $0.0001 per share

(Title of Class Securities)

095306106

(CUSIP Number)

Julian A.L. Allen

Spitfire Capital, LLC

222 Front Street, Suite 401

San Francisco, CA 94111

(415) 878-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 095306106

1.	Name of Reporting Person. Spitfire Capital LLC I.R.S. Identification Nos. of above persons (entities only). 51-0629606
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC/OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,523,601*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,523,601*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,601*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%*+
14.	Type of Reporting Person (See Instructions) IA

*	As of August 1, 2016, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,523,601 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. As a result of the foregoing, Spitfire Capital possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Spitfire Capital may be deemed to beneficially own a total of 1,523,601 Shares.

+	Based on a total of 20,995,709 Shares outstanding as of May 20, 2016, as set forth in the Issuer's most recent Form 10-Q, filed May 23, 2016.

CUSIP No. 095306106

1.	Name of Reporting Person. Julian A.L. Allen I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC/OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,523,601*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,523,601*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,601*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%*+
14.	Type of Reporting Person (See Instructions) IN, HC

*	As of August 1, 2016, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,523,601 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. Mr. Allen is the sole member of Spitfire Capital. Mr. Allen is also the sole member of Spitfire Fund GP LLC, the general partner of Spitfire and Spitfire QF. As a result of the foregoing, Mr. Allen possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Mr. Allen may be deemed to beneficially own a total of 1,523,601 Shares.

+	Based on a total of 20,995,709 Shares outstanding as of May 20, 2016, as set forth in the Issuer's most recent Form 10-Q, filed May 23, 2016.

Item 1. Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Common Stock") of Blue Bird Corporation, a Delaware corporation (the "Issuer").

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D"), filed on July 26, 2016 by the Reporting Persons, relating to shares of Common Stock.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

The address of the Issuer's principal executive offices is 402 Blue Bird Boulevard, Fort Valley, Georgia 31030.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of the Original Schedule 13D in its entirety and replacing it with the following:

The Shares covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

On July 20, 2016, American Securities LLC submitted a non-binding indication of interest letter to the special committee of the board of directors of the Issuer for the acquisition by ASP BB Holdings LLC ("Holdings") of all of the outstanding fully-diluted equity of the Issuer not currently owned by Holdings and its affiliates (the "Transaction"). The Reporting Persons currently intend to oppose the Transaction, and such opposition may result in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

The Reporting Persons today amend the Original Schedule 13D to include the letter attached hereto as Exhibit B (the “Letter”) and the Appendix to the Letter, attached hereto as Exhibit C.

The Reporting Persons sent the Letter to the Special Committee of the Board of Directors of the Issuer to express their opposition to the Transaction which Spitfire Capital believes significantly undervalues the Issuer.

In addition, as investors in the Issuer, the Reporting Persons have had and may continue to have general discussions with representatives of the Issuer regarding various matters relating to the business and operations of the Issuer, including the Transaction. The Reporting Persons have also had and may continue to have conversations with other stockholders of the Issuer. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, changes to the composition of the board of directors, price levels of the Common Stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional securities of the Issuer in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 1, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated August 1, 2016.

Exhibit B	Letter sent by Spitfire Capital LLC to the Special Committee of the Board of Blue Bird Corporation, dated August 1, 2016.

Exhibit C	Appendix to the Letter - Blue Bird Corporation Valuation Framework, dated August 1, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2016

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
Julian A.L. Allen
Managing Member

JULIAN A.L. ALLEN

/s/ Julian A.L. Allen

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.0001 par value, of Blue Bird Corporation, a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

August 1, 2016

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
Julian A.L. Allen
Managing Member

JULIAN A.L. ALLEN

/s/ Julian A.L. Allen

EXHIBIT B

August 1, 2016

Special Committee of the Board of Directors
Blue Bird Corporation
402 Blue Bird Boulevard
Fort Valley, Georgia 31030
Attention: Daniel J. Hennessy

Dear Dan:

Spitfire Capital LLC (“Spitfire Capital”) is the investment manager of The Spitfire Fund L.P., The Spitfire Qualified Fund L.P., Saunwin Domestic Equities Fund LLC and ABA Stocks LLC (together, the “Spitfire Funds”). As of July 25, 2016, the Spitfire Funds owned in the aggregate 1,523,601 shares of Blue Bird Corporation (“Blue Bird” or the “Company”), representing 7.3% of the Company’s common stock outstanding. We initiated our position in the Company in June, 2015, and are the Company’s third largest common shareholder.

On July 20, 2016, American Securities LLC (“American Securities”) submitted a non-binding indication of interest to the Special Committee of the Board of Directors of the Company for the acquisition by ASP BB Holdings LLC ("Holdings") of all of the outstanding fully-diluted equity of the Company not currently owned by Holdings, based on a per-share valuation of $12.80 to $13.10 per common share (the “Proposal”). On July 26, 2016, Spitfire Capital filed a Schedule 13D to reflect its intent to oppose the Proposal, and subsequently met with the Company’s management team to further discuss its views. We are writing to reiterate our opposition to the Proposal and to outline our thoughts on the Company’s valuation for the benefit of the Special Committee as it considers the Proposal.

The domestic school bus industry is growing and is in the mid-stage of its recovery. As property taxes are a key funding source for school buses, school bus shipments are correlated with the U.S. housing market. Since 2011, school bus shipments have grown at over 5% per year and are approaching the 30-year average of 30,530 shipments1. Blue Bird management has projected continued industry growth given the sustained recovery in housing prices, growing student enrollment and the need to replace aged buses2.

Blue Bird is increasing its market share. Based on R.L. Polk data, Blue Bird has grown market share from 23% five years ago to 30%3, in part as a result of its innovative powertrain offerings. Blue Bird is the leading provider of alternative fueled school buses. The Company has over six times the number of registered propane powered buses compared with its competitors4. Blue Bird is also the first OEM to offer a gasoline-powered bus, which will provide an attractive, low price alternative to customers. As a result of sustained industry growth and continued market share gains, we anticipate that Blue Bird will continue to grow its bus shipments and revenue over the coming fiscal years. We attended the STN Expo in Reno, Nevada last week and were impressed with the energy and enthusiasm expressed by Blue Bird’s dealers regarding the industry outlook and the Company’s product line.

1 Source: R.L. Polk data and Blue Bird management (Roth Capital Partners Conference presentation dated March 13, 2016, page 5, http://investors.blue-bird.com/presentations.aspx?iid=4042668).

2 Roth Capital Partners Conference presentation, page 6.

3 Roth Capital Partners Conference presentation, page 12.

4 Roth Capital Partners Conference presentation, pages 12 and 17.

During the fiscal second quarter earnings call on May 23, 2016, management reaffirmed revenue guidance for the fiscal year ending October 1, 2016 of between $960 million and $985 million, representing growth of between 4% and 7% relative to the prior year. Management also reaffirmed full year Adjusted EBITDA guidance of between $72 million and $75 million, an increase of between 3% and 7%. Profits are growing as a result of the improving product mix (propane and gasoline-powered buses carry higher gross margins); growing, higher margin parts and service revenue; higher productivity and fixed cost leverage.

Blue Bird generates substantial free cash flow and its business model is not capital intensive. The Company operates with negative working capital as dealers pay for buses before suppliers are paid and capital expenditures have averaged less than one percent of revenue. Free cash flow is a key driver of shareholder value as it will support continued debt pay down and deleveraging of the balance sheet, investment in the business and return of capital to stockholders5. Based on management’s guidance of free cash flow of between $30 million and $35 million for the full year, the Company will generate between $47 million and $52 million of free cash flow in the second half ending October 1, 2016, a mere nine weeks away. Second half free cash flow represents between $1.81 and $2.00 in incremental value per share. Management signaled its confidence in the Company’s cash flow by making a $25 million prepayment on its term loan on June 30, 2016. We estimate that the Company will generate a further $98 million of free cash flow over the next two fiscal years, representing $3.80 in incremental value per share.

It should therefore come as no surprise that we believe that the Proposal dramatically undervalues the Company. At $12.80 to $13.10 per share, the Proposal represents less than seven times the consensus estimate of Fiscal 2016 Adjusted EBITDA and about six times the consensus estimate for Fiscal 2017. The Proposal provides no value to stockholders for the Company’s revenue growth or improving margins. Equally, the Proposal provides no value for the free cash flow generation outlined above.

We believe that modest assumptions regarding revenue growth, EBITDA margin and free cash flow support a near term value of between $22 and $28 per share. Our analysis is based on projected fiscal 2018 revenue of $1,056 million, representing annual growth of only 4%; adjusted EBITDA margin of 8.5%, below management’s long term objective of 10%; and cumulative free cash flow of $145 million6. By the end of the 2018 fiscal year, the Company will have nearly extinguished all of its debt, thereby eliminating any balance sheet risk and creating substantial financial flexibility to further drive shareholder value through investment in the business, potential M&A, as well as distributions to shareholders in the form of dividends and stock repurchases, as appropriate. We summarize our analysis below and have attached our valuation framework as an attachment to this letter, together with slides from the Company’s presentations.

5 The Company’s net debt resulted from a $227 million special dividend paid to the Company’s former majority owner and was not incurred to finance investment in or by the Company.

6 From April 2, 2016 through September 30, 2018.

Multiple	7.0x	8.0x	9.0x
Fiscal 2018 EBITDA ($MM)	$90	$90	$90
Enterprise Value ($MM)	$630	$720	$810
Estimated net debt ($MM)	$10	$10	$10
Implied equity value ($MM)	$620	$710	$800
Share price[7]	$21.85	$24.72	$27.60

Given our high degree of confidence in the industry, in Blue Bird’s competitive position and in the management team led by Phil Horlock, and the very low interest rate environment, we are not prepared to accept a material discount to our estimate of near term value. Furthermore, we believe that the Company will continue to compound value and generate free cash flow beyond 2018.

We believe that the timing of the Proposal was highly opportunistic as it was submitted by American Securities in advance of the Company’s fiscal third quarter earnings release, scheduled for August 4th. We believe that third quarter earnings will benefit from the seasonal increase in bus deliveries8 and deliver substantial free cash flow. Allison Transmission Holdings, Inc. (NYSE: ALSN), a key supplier of transmissions to the school bus industry, stated on its earnings conference call on July 28, 2016 that, “the school bus end market was up tremendously in the second quarter, up 29% year-over-year”9.

American Securities characterized Blue Bird as a company with a leading, defensible market position, operating in an industry with stable underlying demand and blessed with a proven management team committed to investing in and building the business. As we have demonstrated, we believe that the Proposal understates the attractiveness of the Company given the growth in the school bus industry, the success of the Company in increasing market share and its highly cash generative business model. We urge the Special Committee to ignore the Proposal and allow the management team to drive increasing value for the benefit of all of the Company’s stockholders.

7 Based on between 28.4 million and 29.0 million fully diluted shares outstanding, which assumes conversion of the Preferred Stock and cashless exercise of all warrants.

8 2016 Fiscal Second Quarter Earnings Call Presentation dated May 23, 2016, page 16.

9 Allison Transmission Holdings, Inc. Q2 2016 Earnings Call transcript, page 10. Please note that Allison’s second quarter corresponds to Blue Bird’s fiscal third quarter.

We are available to discuss the Proposal and our analysis at any time.

Yours Sincerely,

Julian A.L. Allen	Peter Van Roden
Managing Member	Research Analyst
Spitfire Capital LLC	Spitfire Capital LLC

EXHIBIT C

Blue Bird Corporation Valuation Framework August 1, 2016

Financial Projections Over the next 2 years, EBITDA will grow over 30% and the balance sheet will be de - risked. Note: 2016 and 2017 based on consensus estimates. 2018 assumes 4% revenue growth and 20% incremental EBITDA margin . Confidential 2 Revenue EBITDA Free Cash Flow Net Debt 5.3% Growth Margin Leverage Ratio 4.9% 4.0% 7.5% 8.0% 8.5% 1.5x 0.8x 0.1x Target 10% 2016 2017 2018 Spitfire Capital LLC $968 $1,015 $1,056 $72 $82 $90 $30 $44 $55 $109 $65 $10 ($ in millions)

Blue Bird should compound value over time, with significant near term equity upside of over 90%. Confidential 3 Stock Price (1) Based on 2018 estimated EBITDA of $90 million, an 8.0x multiple, cumulative free cash flow of $145 million and 28.7 million fully diluted shares which includes full conversion of the Preferred S tock and cashless exercise of all warrants . Equity Value Drivers Spitfire Capital LLC $12.95 $24.72 $2.65 $2.65 $5.01 $1.46 $- $5.00 $10.00 $15.00 $20.00 $25.00 $30.00 ASP Proposal Revenue Growth Margin Growth Free Cash Flow Multiple Target (1)

Revenue growth, margin expansion and free cash flow are the key drivers of equity value accretion. Note: Assumes 28.4 million to 29.0 million fully diluted shares outstanding, which includes conversion of the Preferred Stock and cashless exercise of all warrants . Confidential 4 Multiple 7 .0x 8.0x 9 .0x Enterprise Value Estimated Net Debt at 9/30/18 Equity Value Implied Share Price % Change vs. ASP Proposal Fiscal Year 2018 EBITDA $90 $90 $90 $630 $720 $810 $10 $10 $10 $620 $710 $800 $21.85 $24.72 $27.60 69% 91% 113% Valuation Framework Spitfire Capital LLC ($ in millions, except per share items)

C omparable public companies trade at about 9x EBITDA. Source: Factset Research Systems. Confidential 5 8.9x 6.9x 8.5x 10.0x 9.0x 7.6x 9.6x 3.0x 4.0x 5.0x 6.0x 7.0x 8.0x 9.0x 10.0x 11.0x Blue Bird New Flyer Oshkosh Thor Winnebago Federal Signal Comparable Company Analysis Spitfire Capital LLC

Blue Bird Investor Slides

Blue Bird Highlights Iconic and Fastest Growing School Bus Brand Bus sales volume (units) up more than 60% since 2010 North American market share of 30% in 2015 is up 7 percentage points since 2010 Undisputed Leader in Alternative Fuel-Powered Bus Sales Sold ~6x more alternative-fuel buses than all competitors combined since 2010 Propane-powered buses is the fastest growing powertrain segment in market and Blue Bird is the clear leader Achieved double-digit sales growth of propane-powered buses in FY2015 Significant Upside Potential Mid-stage of school bus industry rebound following trough in 2011 Big growth opportunity with propane-powered buses as less than 500 customers out of over 10,000 have purchased propane to date Significant momentum on product with focus on affordable and exclusive differentiation Longer term opportunity to achieve more substantial international and commercial sales Experienced and committed management team that delivers results Solid business with a track record of growing and delivering results

Future Growth & Profit Drivers Industry Volume Upside School Bus Market Recovery Future Growth & Market Share Growth Profitability Increasing Propane Penetration Continuous Product Enhancements Dealer Network Improvements Higher Operating Margins Second Shift Drive Productivity Deliver Parts Growth Long-Term Financial Objective: EBITDA 10% of Sales New Markets & Products International & Commercial Buses Roadmap to future EBITDA growth 16

Market Recovery Type C/D School Bus Recovery Historical Registrations Projected Registrations Historical Avg. ('85-'15) 40,000 37,641 34,884 35,000 32,200 Mean: 30,530 30,000 25,000 23,821 20,000 15,000 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 Source: Historical results are based on RL Polk vehicle registration data, and the estimated 2014-2016 periods are based on Blue Bird management’s forecast model, which registration data, population of school age children forecasts from the National Center for Education Statistics and bus ridership data collected and published by an industry magazine (School Transportation News) Housing price recovery and aged fleet driving industry growth 5

Positive Outlook New School Bus Registrations vs. CoreLogic Housing Price Index New Registrations (North America) HPI 40 250 35 Buses 200 30 of 25 150 Thousands 20 15 100 10 50 5 0 -2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E 2016E 2017E 2018E Total Projected U.S. Enrollment (000’s of Enrolled Students) 2014 2020 Enrollment Growth of ~2 Million Students Property taxes are a key funding source for school bus purchases and are related to housing values *HPI data from CoreLogic, normalized to Jan of 2005 6

Continued Propane Momentum



Propane Sales
+14%
1,476
1,688
FY2014
FY2015
Propane Customers
+33%
359
478
FY2014
FY2015

Propane Market Leadership

- 14% unit volume growth over FY2014
- 33% increase in propane customers over FY2014
- 6x more propane-powered buses registered than other manufacturers[1]
- Highest owner loyalty in the market[1]

Propane Advantages

- Lowest total cost of ownership
- Proven durability & performance
- Environmentally friendly
- Domestically produced fuel
- Great cold weather starting performance
- Designed-in safety features

Exclusive Ford/ROUSH Relationships

- Offerings exclusive to Blue Bird

Strong growth with significant upside for customer penetration

[1] Based on FY2015 R.L. Polk registration data

17

Strong Interest in New Gasoline-Powered Bus Blue Bird is the only major manufacturer currently taking orders on Type C gasoline- powered school buses Lower acquisition cost than other fuel types Maintenance and service is simpler Strong cold-weather starting capability Utilizes Ford’s modern 6.8L V10 gasoline engine 5-year/unlimited mileage warranty Blue Bird exclusive offering from Ford and ROUSH CleanTech Currently taking orders with strong interest Begins shipping in fiscal 4Q Great new choice for customers focused on acquisition price 8

Launching Four New Powertrains

Gasoline Engine



AFFORDABLE. VERSATILE. INNOVATIVE.
GASOLINE
THE BLUE BIRD GASOLINE POWERED SCHOOL BUS

- Blue Bird is the only manufacturer to offer a Type C gasoline-powered school bus
- Lower acquisition cost than other fuel types
- Maintenance and service is simpler for technicians
- Strong cold-weather starting capability
- Utilizes Ford's modern 6.8L V10 gasoline engine
- Blue Bird exclusive

V8 Diesel Engine



- Blue Bird is the only manufacturer to offer the Cummins ISV 5.0L V8 diesel in a school bus
- Lower acquisition cost than other diesel offerings
- Improved fuel economy
- Quietest diesel engine on the road
- Better serviceability

CNG Engine



- Lower acquisition cost than Type D CNG-powered school bus
- Lower fuel and maintenance cost than diesel
- Environmentally friendly
- Utilizes Ford's modern 6.8L V10 engine
- Blue Bird exclusive

Dual-Clutch 7- Speed Transmission



- First dual-clutch, seven-speed automatic transmission available for school buses in North America
- Electronic shifting provides optimal fuel efficiency and smooth, continuous delivery of torque
- Accelerates and optimizes shift points
- Adds features that make bus easier to drive

Industry leader in breadth of powertrain offerings

19

Financial Guidance Metric FY2016 Guidance ($ Millions) Net Sales $ 960-985 Adj. EBITDA $ 72-75 Free Cash Flow $ 30-35 Reaffirming FY2016 Full-Year Guidance 17

Our Production Plans Support Seasonality Higher Second Half registrations R.L. Polk Unit influenced by desired delivery just prior to school start Registration Seasonality Based on 3-Year Average1 New second shift enables more buses to be produced in “high 67 % season” with peak daily production capacity 50% higher than prior year Majority of sales and profits occur in Second Half of fiscal year 33 % Revenue seasonality more pronounced in FY2016 Important to look at the business over the longer term Oct - Mar Apr - Sep (First Half) (Second Half) Two-thirds of annual new school bus registrations in Second Half 1 Based on R.L. Polk FY2013-FY2015 registrations 16

Wrap-Up Solid second quarter result supports full-year plan Gross margin percentage up over prior year More volume shifts to Second Half supported by our new second shift Third quarter production schedule is full Strong propane bus progress with sales up 46% in First Half Great order momentum with new gasoline-powered Vision bus High level of quote activity supports our positive outlook for the year Reaffirming FY2016 Guidance for net sales, Adjusted EBITDA and free cash flow 18

Great Time to Invest 27